BB

SEC
Mail Processing
Section

AUG 29 2008

Washington, DC
101

SECURITI ... ION

ANN

08032679

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 65388 67783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OptionVue Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Technology Way, Suite 125
(No. and Street)

Libertyville	Illinois	60048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Siegel (847) 816-6610
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

1117 S. Milwaukee Ave, C11	**Libertyville**	**Illinois**	**60048**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OptionVue Securities Corporation, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

OFFICIAL SEAL
PAMELA D. KELTY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JUL. 29, 2012

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Communication with Those Charged with Governance

August 26, 2008

To the General and Limited Partners of:
OptionVue Securities Corp. :

We have audited the financial statements of the OptionVue Securities Corp. (A Wholly Owned Subsidiary of OptionVue, Inc.) (A Development Stage Company) (the Company) for the year ended June 30, 2008, and have issued our report thereon dated August 26, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated August 5, 2008, our responsibility, as described by professional standards, is to express opinions about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on August 5, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements.. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The significant estimates affecting the financial statements related to estimating federal tax benefits, temporary deductible differences and valuation allowance. We evaluated the key factors and assumptions used to develop these estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

1117 S. Milwaukee Ave., C11 · Libertyville, IL 60048
tel (847) 348-6501 · fax (847) 362-5016
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB Helin Donovan

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated August 26, 2008.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the governmental unit's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the governmental unit's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the partners and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

OPTIONVUE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)

Financial Statements
June 30, 2008

(With Independent Auditors' Report Thereon)

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Index to Financial Statements and Supplemental Schedule
June 30, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
OptionVue Securities Corporation:

We have audited the accompanying statement of financial condition of OptionVue Securities Corporation (A Wholly Owned Subsidiary of OptionVue, Inc.) (A Development Stage Company) as of June 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the period from October 26, 2006 (Inception) to June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OptionVue Securities Corporation (A Wholly Owned Subsidiary of OptionVue, Inc.) (A Development Stage Company) as of June 30, 2008, and the results of its operations and its cash flows for the year then ended and the period from October 26,2006 (Inception) to June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

August 26, 2008
Austin, Texas

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2008

ASSETS	
Cash	$ 30,358
TOTAL ASSETS	$ 30,358
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 22,622
Total liabilities	22,622
Stockholder's Equity	
Common stock, voting, no par, 1,000,000 shares authorized, 100,000 shares issued and outstanding	20,000
Additional paid-in capital	220,000
Deficit accumulated during the development stage	(232,264)
Total stockholder's equity	7,736
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 30,358

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended June 30, 2008 and the Period
from October 26, 2006 (Inception) to June 30, 2008

	Year Ended June 30, 2008	Inception to June 30, 2008
Revenues		
Interest and other income	$ 588	$ 1,337
Total revenues	588	1,337
Expenses		
Payroll expenses	126,741	187,522
Management services	12,000	20,000
Professional fees	8,979	21,200
Licenses and taxes	425	425
Insurance	548	1,233
Other expenses	1,592	3,221
Total expenses	150,285	233,601
Net loss	$ (149,697)	$ (232,264)

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue Systems, Inc.)
(A Development Stage Company)
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balances at October 26, 2006	$ -	$ -	$ -	$ -
Sale of stock	20,000	-	-	20,000
Capital contributions	-	130,000	-	130,000
Net loss	-	-	(82,567)	(82,567)
Balances at July 1, 2007	20,000	130,000	(82,567)	67,433
Capital contributions	-	90,000	-	90,000
Net loss	-	-	(149,697)	(149,697)
Balances at June 30, 2008	$ 20,000	$ 220,000	$ (232,264)	$ 7,736

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended June 30, 2008 and the Period
from October 26, 2006 (Inception) to June 30, 2008

	Year Ended June 30, 2008	Inception to June 30, 2008
Cash flows from operating activities:		
Net loss	$ (149,697)	$ (232,264)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities		
Accrued expenses	12,502	22,622
Net cash used in operating activities	(137,195)	(209,642)
Cash flow from investing activities:	-	-
Cash flows from financing activities:		
Proceeds from sale of common stock	-	20,000
Capital contributions from shareholder	90,000	220,000
Net cash provided by financing activities	90,000	240,000
Net decrease (increase) in cash	(47,195)	30,358
Cash at beginning of period	77,553	-
Cash at end of period	$ 30,358	$ 30,358

Supplemental Disclosures of Cash Flow Information:

Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Organization and Operation

OptionVue Securities Corporation (Company) was incorporated in the State of Illinois on October 26, 2006 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in May 2008 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of OptionVue, Inc. ("Parent"). The Company operates under the provisions of paragraph K (2) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that rule. The company's customers will consist of individuals located throughout the United States of America.

The Company has entered into a clearing agreement with a clearing broker-dealer as well as a secondary clearing agreement. The agreements have an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 2 - Significant Accounting Policies

Basis of Accounting - These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Financial instruments and credit risk - Financial instruments that potentially subject the Company to credit risk include cash. The Company's cash balances did not exceed federally insured limits at June 30, 2008.

Fair Value of Financial Instruments - The Company has estimated fair value of financial instruments in accordance with requirements of Statement of Financial Accounting Standards No. 107, "*Disclosures about Fair Value of Financial Instruments.*" The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amount of cash and cash equivalents and accrued expenses approximated fair market value at June 30, 2008 because of their relatively short maturity and market terms.

Note 2 - Significant Accounting Policies (continued)

Income Taxes - The Company files a consolidated income tax return with its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital in excess of minimum requirements and net capital requirements of $2,736 and $5,000. The Company's net capital ratio was 2.92 to 1 at June 30, 2008.

Note 4 – Accrued Expenses

The balance of accrued expenses at June 30, 2008 consisted of the following:

Accrued management fees	$	20,000
Accrued payroll costs		2,622
Total accrued expenses	$	22,622

Note 5 – Equity

In October 2006, OptionVue, Inc. invested $20,000 for 100,000 shares of the Company and is the sole shareholder of the Company. OptionVue has contributed capital to the Company of $55,000, $75,000 and $90,000 in fiscal years 2006, 2007 and 2008, respectively. OptionVue Inc. contributed capital of $50,000 to the Company in July 2008.

Note 6 – Income Taxes

The income tax expense for the year ended June 30, 2008 differs from the amount computed by applying the U.S. Federal income tax rate of 15% primarily due to an increase in the valuation allowance related to deferred tax assets.

Deferred tax assets		**2008**	**Inception through June 30, 2008**
Net operating loss carryforward	$	(22,500)	(34,900)
Valuation allowance		22,500	34,900
Total deferred tax assets	$	-	-

Note 6 – Income Taxes (continued)

At June 30, 2008, the Company has net operating loss carry forwards of approximately $232,300 for U.S. Federal tax purposes, which will begin to expire in 2027 if not utilized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely the Company will not realize the benefits of these deductible differences.

Note 7 – Related Party

There is a management service agreement between OptionVue Systems International Inc. (OVSI) and the Company. Under the agreement, OVSI provides administrative services for invoicing, collecting, bookkeeping and related services. Such services are performed by such appropriately qualified and experienced personnel as OVSI may designate. OVSI also provides the Company with office space, electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require. The Company was allocated costs of $12,000 for these services by OVSI in 2008.

Schedule I

OPTIONVUE SECURITIES CORPORATION

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
and Reconciliation with Company's Computation
As of June 30, 2008

Total stockholder's equity qualified for net capital	$	7,736
Deductions and/or charges		
Non-allowable assets:		
Fixed assets		-
Other assets		-
Total deductions and/or charges		-
Net capital before haircuts on securities		7,736
Haircuts on securities		-
Net capital	$	7,736
Aggregate indebtedness		
Accrued expenses	$	22,622
Total aggregate indebtedness	$	22,622
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	2,736
Ratio of aggregate indebtedness to net capital		2.92 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of June 30, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	30,508
Non-allowable credits:		
Accounts payable		(22,622)
Non-allowable debits:		
Other assets - cash		(150)
Net capital per above	$	7,736

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
OptionVue Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of OptionVue Securities Corporation (A Wholly Owned Subsidiary of OptionVue, Inc.) (A Development Stage Company) (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

August 26, 2008
Austin, Texas

END